                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K



(Mark One)
[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]


For the fiscal year ended December 31, 1999


                                      OR

[_]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]


For the transition period from ________________to_________________


Commission file number 33-91238
                       --------


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                            XPRE$$AVINGS 401(k) PLAN


      B. Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         U.S. XPRESS ENTERPRISES, INC.
                               4080 Jenkins Road
                             Chattanooga, TN 37421

Xpre$$avings 401(k) Plan


Financial Statements and Schedules
as of December 31, 1999 and 1998
Together With Auditors' Report

                           XPRE$$AVINGS 401(k) Plan

                      FINANCIAL STATEMENTS AND SCHEDULES


                          DECEMBER 31, 1999 AND 1998



                               TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS
     Statements of Net Assets Available for Benefits--December 31, 1999 and 1998

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Schedule H, line 4i--Schedule of Assets Held for Investment Purposes--December 31, 1999

     Schedule II: Schedule G, Part III--Schedule of Nonexempt Transactions for the Year Ended December 31, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Xpre$$avings 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the XPRE$$AVINGS 401(k) PLAN as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen, LLP

Chattanooga, Tennessee
May 19, 2000

                            XPRE$$AVINGS 401(k) PLAN


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1999 AND 1998




                                                      1999               1998
                                                  -----------        -----------
ASSETS:
 INVESTMENTS (Note 1 and Schedule I)              $17,325,219        $11,967,657

 PARTICIPANT LOANS                                    914,689            493,395

 RECEIVABLES:
   Participant contributions                           61,995                  0
   Employer contributions                             448,192                  0
                                                  -----------        -----------
       Total receivables                              510,187                  0
                                                  -----------        -----------
 CASH                                                       0             57,330
                                                  -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $18,750,095        $12,518,382
                                                  ===========        ===========


        The accompanying notes are an integral part of these statements.

                           XPRE$$AVINGS 401(k) PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 1999





ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
 Participant contributions                                         $ 5,655,818
 Employer contributions                                              1,625,798
 Net appreciation in fair value of investments                       1,097,485
 Interest and dividend income                                          593,356
                                                                   -----------
         Total additions                                             8,972,457

BENEFITS PAID TO PARTICIPANTS                                       (2,740,744)
                                                                   -----------
NET INCREASE                                                         6,231,713

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                  12,518,382
                                                                   -----------
 End of year                                                       $18,750,095
                                                                   ===========


         The accompanying notes are an integral part of this statement.

                           XPRE$$AVINGS 401(k) plan


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                          DECEMBER 31, 1999 AND 1998



 1.  PLAN DESCRIPTION

     The following description of the Xpre$$avings 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

     General

     The Plan is a defined contribution plan established January 1, 1993, by U.S. Xpress Enterprises, Inc. (the "Company") under the provisions of
     Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Employees are eligible to participate in the Plan when they have completed six months of service, as defined in the plan document, and have attained age 21.

     Contributions

     As defined in the plan document and limited by requirements of the IRC, eligible employees may make before-tax contributions up to 12% of compensation, and after-tax contributions up to 10% of compensation. The Company provides a quarterly contribution equal to 50% of each participant's before-tax contribution up to a maximum of 6%. The Company does not match after-tax contributions.

     Vesting

     Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions and earnings thereon are based on years of service. A participant vests according to the following schedule:

                                                      Percentage
                          Years of Service              Vested
               ------------------------------------   ----------

               Less than two years of service              0%
               Two but not three years of service         30
               Three but not four years of service        65
               Four or more years of service             100

     For vesting purposes, years of service are counted from the later of a participant's date of hire or the effective date of the Plan (January 1, 1993).

     Participants automatically become 100% vested in employer contributions upon attainment of retirement age, as defined in the plan document, or termination due to death or total disability.

At December 31, 1999 and 1998, forfeited nonvested accounts totaled $184,947 and $55,076, respectively. These accounts will be used to reduce future employer contributions. No forfeitures were used in 1999 to reduce employer contributions.

Benefits

Upon termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his/her account. The form of payment is a lump-sum distribution. In addition, participants may receive an in-service withdrawal of after-tax contributions. Hardship distributions are also permitted if certain criteria are met.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, expenses, the Company's contribution, and the participant's contribution. Allocations of income are based on individual participant account balances in proportion to total participant account balances.

Investment Options

Participants direct contributions, including employer matching contributions, into the following investment options in 5% increments. Participants may change their investment elections daily. A description of each investment option is provided below:


 .    Twentieth Century Ultra Fund                   This fund invests primarily
                                                    in equities. The fund's
                                                    primary objective is capital
                                                    growth over time.

 .    STI Classic Balanced Fund                      This fund seeks to provide
                                                    capital appreciation and
                                                    current income by investing
                                                    primarily in common stocks,
                                                    preferred stocks, and
                                                    investment-grade, fixed
                                                    income securities.

 .   STI Classic Capital Appreciation Fund          This fund invests primarily
                                                    in a diversified portfolio
                                                    of common stocks which, in
                                                    the opinion of the fund
                                                    manager, have the potential
                                                    for capital appreciation.
                                                    This fund was formerly named
                                                    the STI Classic Capital
                                                    Growth Fund

 .    SunTrust Employee Benefit Stable Asset Fund    This fund is an actively
                                                    managed portfolio of
                                                    insurance company-guaranteed
                                                    investment contracts and
                                                    short-term money market
                                                    investments. The fund seeks
                                                    to maximize current income
                                                    and maintain a high degree
                                                    of liquidity.

 .    U.S. Xpress Enterprises Stock Fund             This fund invests
                                                    principally in U.S. Xpress
                                                    Enterprises, Inc. common
                                                    stock.

Participant Loans

Subject to approval, a participant can secure a loan from the Plan against his/her account balance up to the lesser of 50% of the vested account balance or $50,000. The minimum loan amount allowed is $1,000. Loans may generally be repaid over one to five years. Loans must be repaid through automatic payroll deductions unless otherwise provided by the plan administrator. The interest rate is determined by the trustee based on current market conditions and is fixed over the life of the note.

 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The accompanying financial statements have been prepared using the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the net assets available for benefits and the changes therein. Actual results could differ from these estimates.

     Income Recognition

     Investment income is recorded as earned on the accrual basis. Net realized gains (losses) and unrealized appreciation (depreciation) are presented in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

     Investment Valuation

     Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. The SunTrust Employee Benefit Stable Asset Fund is valued at contract value, which approximates fair value. Purchases and sales of securities are reflected on a trade-date basis.

     The fair or contract values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998 are as follows:

                                                        1999          1998
                                                     ----------    ----------
        Twentieth Century Ultra Fund                 $6,250,557    $3,618,827
        STI Classic Balanced Fund                     2,324,227     1,595,292
        STI Classic Capital Appreciation Fund         3,352,683     2,470,914
        SunTrust Employee Benefit Stable Asset Fund   4,261,726     3,402,957
        U.S. Xpress Enterprises Stock Fund            1,136,026       879,667


     Administrative Expenses

     For the year ended December 31, 1999, the participants paid loan processing fees. The Company paid all other administrative expenses of the Plan.

     New Accounting Pronouncement

     The Accounting Standards Executive Committee issued Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. SOP 99-3 was adopted for the plan year ending December 31, 1999. In connection with the adoption of SOP 99-3, certain reclassifications have been made to the 1998 statement of net assets available for benefits to conform to the 1999 presentation.

 3.  TAX STATUS

     The Plan obtained its latest determination letter on September 27, 1995 in which the Internal Revenue Service stated that the Plan, as amended and restated August 30, 1994, was in compliance with the applicable design requirements of the IRC.

     The Plan has been amended since that date. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, management believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 1999 and 1998.

 4.  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

 5.  RECONCILIATION TO FORM 5500

     As of December 31, 1999 and 1998, the Plan had $182,328 and $82,610, respectively, of pending distributions to participants who had elected to withdraw from the Plan. These amounts are recorded as liabilities in the Plan's Form 5500; however, these amounts are not recorded as liabilities in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

     The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 1999 and 1998:

                                    Benefits Payable to       1999               Net Assets
                                        Participants        Benefits       Available for Benefits
                                    -------------------                  --------------------------
                                      1999      1998          Paid           1999          1998
                                   ---------  ---------    ----------    ------------   -----------
     Per financial statements       $      0    $     0     $2,740,744   $18,750,095    $12,518,382
     1999 accrued benefit payments   182,328          0        182,328      (182,328)             0
     1998 accrued benefit payments         0     82,610        (82,610)            0        (82,610)
                                    --------    -------      ---------   -----------    -----------
     Per Form 5500                  $182,328    $82,610     $2,840,462   $18,567,767    $12,435,772
                                    ========    =======     ==========   ===========    ===========

  6. SUBSEQUENT EVENTS

     Effective January 1, 2000, the following plan amendments were made. Participants will vest in employer matching contributions and earnings thereon 20% per year after two years of service to be 100% vested after six years of service. The employer matching contribution will be funded annually instead of quarterly. Participants will be able to make before-tax contributions up to 15% of compensation, as defined in the plan document, limited by requirements of the IRC. All administrative expenses will be paid by the Plan. Seven new investment options were added for participant contributions.

                                                                      SCHEDULE I

                           XPRE$$AVINGS 401(k) PLAN

     SCHEDULE H, line 4i--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1999

         (Employer Identification Number 62-1378182, Plan Number 001)

      Identity of Issuer, Borrower,          Description of Investment, Including Maturity Date,          Current
         Lessor, or Similar Party          Rate of Interest, Collateral, and Par or Maturity Value         Value
-------------------------------------  ---------------------------------------------------------------  -----------
     American Century Mutual Funds     Twentieth Century Ultra Fund                                     $ 6,250,557
*    SunBank Capital Management, N.A.  STI Classic Balanced Fund                                          2,324,227
*    SunBank Capital Management, N.A.  STI Classic Capital Appreciation Fund                              3,352,683
*    SunBank Capital Management, N.A.  SunTrust Employee Benefit Stable Asset Fund                        4,261,726
*    U.S. Xpress Enterprises, Inc.     U.S. Xpress Enterprises Stock Fund                                 1,136,026
*    Various Plan Participants         Loans to participants, with interest rates from 8.75% to 10.36%      914,689
                                                                                                        -----------
                                                                                                        $18,239,908
                                                                                                        -----------


                        *Indicates a party-in-interest.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                           XPRE$$AVINGS 401(k) PLAN

           SCHEDULE G, PART III--SCHEDULE OF NONEXEMPT TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                      Description of Transactions, Including                Interest
                                Relationship to Plan, Employer, or  Maturity Date, Rate of Interest, Collateral,   Amount   Incurred
   Identity of Party Involved      Other Party-in-Interest                  and Par or Maturity Value              Loaned   on Loan
-----------------------------   -------------------------------     --------------------------------------------   ------   --------
U.S. Xpress Enterprises, Inc.   Sponsor                             Deemed loan from the Plan to the employer
                                                                      (contributions not timely remitted to the
                                                                      Plan) as follows:
                                                                       Deemed loan dated November 19,
                                                                         1999,  maturity December 3, 1999,
                                                                         with interest at 7.29% per annum          $117,508     $333

                                                                       Deemed loan dated November 19,
                                                                         1999, maturity December 6, 1999,
                                                                         with interest at 7.29% per annum            74,599      257

        The accompanying notes are an integral part of this schedule.